SKY PETROLEUM, INC.
401 Congress Avenue, Suite 1540
Austin, Texas 78701
Phone:  (512) 687-3427

June 16, 2006

Via:   Facsimile and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Ms. Donna Levy

Re:	Request for Acceleration - Sky Petroleum, Inc. Amendment No. 4 to Registration Statement on Form S-1 (SEC File No. 333-131306)

Ladies and Gentlemen:

        On behalf of Sky Petroleum, Inc., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Amendment No. 4 to Registration Statement on Form S-1, and to permit said Amended Registration Statement to become effective at 4:00 p.m. on June 19, 2006, or as soon thereafter as practicable.

        Sky Petroleum, Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy or accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact the undersigned with any questions with respect to this request.

Very truly yours, SKY PETROLEUM, INC. /s/ Michael Noonan Michael Noonan VP Corporate and Secretary